REMGRO LIMITED

(Formerly: Rembrandt S.A. Limited)
(Reg. No. 1968/006415/06)

CARPE DIEM OFFICE PARK, QUANTUM STREET, STELLENBOSCH 7600 · PO BOX 456, CA
TELEPHONE (021) 888-3300 ·· TELEFAX (021) 888-3399

04036626

82-5706

SUPPL

RECEIVED
2004 SEP -1 A 9:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TO:	**SECURITIES AND EXCHANGE COMMISSION DIVISION OF CORPORATE FINANCE WASHINGTON D.C. 20549, U S A**
FAX NO:	**091 (202) 942 9626 or 091 (202) 942 9627 or 091 (202) 942 9624**
FROM:	**MARIZA LUBBE REMGRO LIMITED SOUTH AFRICA**
DATE:	**26 AUGUST 2004**
RE:	**REMGRO LIMITED**

The original will be send via courier to you today.

PROCESSED
SEP 01 2004
THOMSON FINANCIAL

Kind regards

Secretarial Division

dlw 9/1

Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

26 August 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

<u>REMGRO LIMITED (FILE NO 82-5106) – RULE 12g3-2(b)</u>

Ladies and Gentlemen

In connection with Remgro Limited's (the "Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we wish to formally notify you of the retirement is Mr Pieter Gysbert Steyn as director of this Company on 25 August 2004.

The current members of the Board of Directors are:-

Mr Johann P Rupert	Non-Executive Chairman
Mr M H Visser	Deputy Chairman and Chief Executive Officer
Mr P E Beyers	
Mr W E Bührmann	
Mr G D de Jager	
Mr J W Dreyer	
Mr D M Falck	
Mr P K Harris	
Dr E de la H Hertzog	
Mr E Molobi	
Mr J F Mouton	
Mr J E Preller	
Mr D Prins	
Mr F Robertson	
Mr T van Wyk	

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom of Skadden, Arps, Slate, Meagher & Flom at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely,

M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
Mr Mahmoud Salem
Ms Tatyana Vesselovskaya